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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 17)*


                             Laclede Steel Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   505606 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Ivaco Inc., Place Mercantile, 770 Rue Sherbrooke Ouest
                        Montreal,Quebec, Canada H3A 1G1
   Attn: Guy-Paul Massicotte, Vice-President, General Counsel and Secretary,
                                 (514) 288-4545
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 26, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





CUSIP No.  505606 10 3              13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ivaco Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       N/A


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,869,157
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,869,157

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       38%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.  505606 10 3              13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LCL Holdings I, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       N/A


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,869,157
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,869,157

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       38%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


This Amendment No. 17 amends and supplements the text of the Statement of Schedule 13D initially filed on April 18, 1974 and as amended from time to time thereafter (which Schedule, as amended to date, is referred to as the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Laclede Common Stock"), of Laclede Steel Company, a Delaware corporation ("Laclede").

         ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is amended and supplemented by adding the following: As of September 19, 1997, Ivaco, Inc., a corporation organized under the Canada Business Corporation Act ("Ivaco"), contributed 1,009,325 shares of the Laclede Common Stock (the "LCL I Common Shares") and 183,333 shares of Series A Preferred Stock, no par value (the "Laclede Preferred Stock"), of Laclede (the "LCL I Preferred Shares", and together with the LCL I Common Shares, the "LCL I Shares") to LCL Holdings I, LLC, a Delaware limited liability company ("LCL I"), in exchange for 100 membership interest units of LCL I, which represents 100% of the equity interests in LCL I. As of the same date, Ivaco contributed the remaining 1,009,325 shares of the Laclede Common Stock and the remaining 183,334 shares of the Laclede Preferred Stock (the "LCL II Preferred Shares") owned by Ivaco to LCL Holdings II, LLC, a Delaware limited liability company ("LCL II"), in exchange for 100 membership interest units of LCL II (the "LCL II Membership Interest"), which represents 100% of the equity interests in LCL II.

     On September 26, 1997 Ivaco sold the LCL II Membership Interest to Midwest Holdings, Inc. ("BSC Sub"), a Delaware corporation and a wholly owned subsidiary of Birmingham Steel Corporation, a Delaware corporation ("BSC"), for US$14,953,288. This disposition was effected pursuant to the Purchase Agreement, dated as of September 26, 1997 (the "Purchase Agreement"), by and among Ivaco, LCL I, BSC Sub and BSC.

     The following summary of certain provisions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement ( and the Proxy (as defined below) attached thereto as Exhibit A), which Purchase Agreement is attached to this Schedule 13D as Exhibit A and is incorporated herein by reference.

     Pursuant to the Purchase Agreement, LCL I granted BSC Sub an irrevocable right (the "Proxy") to vote all the LCL I Common Shares, the approximately 859,832 shares of the Laclede Common Stock which may be received by LCL I upon the conversion of the LCL I Preferred Shares (the "LCL I Conversion Shares") and any other shares of the Laclede Common Stock which Ivaco, LCL I and any of their affiliates (collectively, the "Ivaco Entities") may hereinafter acquire, on all matters on which such shares are entitled to vote, except for the matters or transactions in which BSC or any of its affiliates has direct or indirect interest (other than its interest as a Laclede stockholder generally). The Proxy expires from and after such time as BSC, BSC Sub and any of their affiliates beneficially own in the aggregate a number of shares of the Laclede Common Stock less than the lesser of (i) 1.3 million shares of the Laclede Common Stock, (ii) the number of shares of the Laclede Common Stock beneficially owned in the aggregate by the Ivaco Entities or (iii) if the U.S. generally accepted accounting principles ("GAAP") governing consolidation of subsidiaries is changed after the date of the Proxy or if there is a revised interpretation by the Securities and Exchange Commission or otherwise applicable to BSC of existing U.S. GAAP governing consolidation of subsidiaries which, in either case, reduces the threshold number of shares of the Laclede Common Stock that would require BSC to consolidate Laclede under GAAP, the maximum number of shares of the Laclede Common Stock that could be beneficially owned by BSC, BSC Sub or any of their affiliates in the aggregate that would not result in BSC being required to consolidate Laclede under GAAP.

     The Purchase Agreement provides that none of the Ivaco Entities may sell or otherwise transfer all or any part of the LCL I Shares to any person other than to another Ivaco Entity until September 24, 1998. Commencing on September 24, 1998 and through September 23, 2002, if an Ivaco Entity desires to sell any LCL I Shares either pursuant to a bona fide offer from a third person (the "Offer") or on any securities market on which the Laclede Common Stock is then traded (the "Open Market Sale"), such Ivaco Entity must provide BSC Sub with a copy of the Offer or a written notice of the intended Open Market Sale, as the case may be. Within 3 business days from the receipt of such notice or a copy of the Offer, as the case may be, BSC Sub has the right either to (i) consent to the sale pursuant to the Offer or the Open Market Sale, as the case may be, or (ii) elect to purchase the LCL I Shares at a price equal to (x) the price of the Offer in the case of the Offer or to (y) the closing market price on the date immediately preceding the date of the notice in the case of the Open Market Sale. After September 23, 2002, the Ivaco Entities may sell the LCL I Shares without restriction

     The Purchase Agreement also provides that, for so long as the Ivaco Entities beneficially own, in the aggregate, at least 10% of the outstanding shares of the Laclede Common Stock (with all the Laclede Preferred Stock being deemed converted into the Laclede Common Stock), neither BSC nor BSC Sub (collectively the "BSC Entities") shall (i) acquire any shares of the Laclede Common Stock directly from Laclede or from any third person (including purchases on any securities market on which the Laclede Common Stock is then traded) unless (x) in case of direct purchase from Laclede, Ivaco is given a right to purchase a pro rata percentage of shares being acquired or (y) in case of purchase from a third person, Ivaco is given a right to sell equal number of the Laclede Common Stock to the BSC Entities at the same purchase price paid to such third person ("Acquisition Limitations") or (ii) vote or cause Laclede Board of Directors to vote for any action that will discriminate against interests of Ivaco as a Laclede stockholder ("Voting Limitations"). The Acquisition Limitations expire on September 23, 2002 and the Voting Limitations expire on and after the expiration of the Proxy.

     Finally, BSC and BSC Sub agreed to pay to Ivaco any dividends on the LCL II Preferred Shares which BSC, BSC Sub or any of their affiliates may receive on or after the date of the Purchase Agreement which relate to the period from the date of original issuance by Laclede of the Laclede Preferred Stock (i.e., July 30, 1996) until September 26, 1997 (the "Period"). For purposes of this provision, all dividends paid on the LCL II Preferred Shares will be first applied to unpaid dividends with respect to the Period.

     Subject to the aforementioned restrictions on transfers of the Laclede Common Stock and the Laclede Preferred Stock, Ivaco has indicated a willingness in principle to divest its ownership interest in Laclede, but only if it realizes the value inherent in the investment, which it believes is substantially in excess of current public quotes on the shares trading on the NASDAQ National Market system. There can be no assurance that any such transaction will be consummated or of the timing of any such possible transaction. Notwithstanding the foregoing, Ivaco reserves the right, subject to the aforementioned restrictions, to increase its ownership of the Laclede Common Stock or to make additional investments in Laclede in the form of the preferred stock or otherwise to the extent, in its judgment, circumstances warrant.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a)(i) is amended and restated in its entirety as follows:

     (a)(i) According to Form 10-Q Quarterly Report filed by Laclede with the Securities and Exchange Commission for the quarter ended June 30, 1997, Laclede had, as of July 24, 1997, 4,056,140 shares of the Laclede Common Stock issued and outstanding. Accordingly, the LCL I Common Shares and the LCL I Conversion Shares represent approximately 38% of Laclede's issued and outstanding shares (which number, for purposes of these calculations, includes the LCL I Conversion Shares but not any other securities that may be converted into the shares of the Laclede Common Stock, including any of the LCL II Preferred Shares).

     Item 5(b) is amended and supplemented by adding the following:

         (b) As a result of the transactions described in Item 4, Ivaco, as the sole member of LCL I, has the sole power to dispose of all the LCL I Shares. Pursuant to the Proxy, BSC Sub has the sole voting power with respect to all the LCL I Common Shares and will have the sole voting power with respect to all the LCL I Conversion Shares, if and when the LCL I Preferred Shares are converted in the LCL I Conversion Shares.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is amended and supplemented by adding the following statements:

     Except as contemplated by the Stock Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation all described in the Amendment No. 16 to this Schedule 13D and except as contemplated by the Purchase Agreement and the Proxy described in Item 4 above, there are no contracts, understandings or relationships (legal or otherwise) among the persons subject to this Schedule 13D and between such persons and any person with respect to any securities of Laclede, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming any persons subject to this Schedule 13D.



         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is amended and supplemented by adding the following
Exhibits:

         Exhibit A - Purchase Agreement (including Proxy)

         Exhibit B - Press Release, dated September 26, 1997






                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:

                               IVACO INC.

                               By: /s/  Albert A. Kassab
                                   -----------------------------------
                                   Albert A. Kassab
                                   Senior Vice-President and Chief
                                   Financial Officer


                               LCL HOLDINGS I, LLC

                               By: /s/  Jeffrey Bagner
                                   -----------------------------------
                                   Jeffrey Bagner, its Manager